Exhibit 99.8

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the use in this Annual Report on Form 40-F (the “Annual Report”) of Sol Strategies Inc. (the “Company”) of our report dated December 29, 2025, relating to the Company’s financial statements for the years ended September 30, 2025 and 2024 which are filed as an exhibit to the Annual Report.

We also hereby consent to the incorporation by reference of such report in the Registration Statement No. 333-291660 on Form F-10 of the Company.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

December 31, 2025